# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Genenta Science S.p.A., CIK 0001838716
CUSIP: 36870W100
Title of class of securities: Ordinary Shares and American Depository Shares
Address of issuer's principal executive offices: Via dell'Annunciata 31, Milan, Italy (L6), 20121
Date of event which requires filing of this statement: 05/04/2026
Filed by CIK 0002131493
Persons authorized to receive notices and communications: Deanna Whitestone, 1900 Avenue of the Stars, 19th Floor, Los Angeles, California (CA), 90067, 310-440-4100

## Reporting persons
- Marco Nuzzo (CIK 0002131493): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); member of a group; source of funds: other (OO); sole voting power 17,079; shared voting power 28,502,108; sole dispositive power 17,079; shared dispositive power 5,433,910; aggregate amount beneficially owned 5,433,910 (23% of the class)
  Comment: Marco Nuzzo ("Nuzzo") owns 17,079 Ordinary Shares, entitling him to 17,079 votes, of which he has sole voting and dispositive power. Together with the other Reporting Persons, Nuzzo has shared voting power equal to 28,502,108 votes based on a total of 2,317,983 American Depository Shares that are entitled to 2,317,983 votes and 3,115,927 Ordinary Shares that are entitled to 26,184,125 votes. The voting power of the shares totals 31.5% based on 90,661,553 outstanding votes as of March 19, 2026.
- Luigi Naldini (CIK 0001912176): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); member of a group; source of funds: other (OO); sole voting power 12,783,667; shared voting power 28,502,108; sole dispositive power 1,386,145; shared dispositive power 5,433,910; aggregate amount beneficially owned 5,433,910 (23% of the class)
  Comment: Luigi Naldini ("Naldini") owns 1,386,145 Ordinary Shares, entitling him to 12,783,667 votes, over which he has sole voting and dispositive power. Together with the other Reporting Persons, Naldini has shared voting power equal to 28,502,108 votes based on a total of 2,317,983 American Depository Shares that are entitled to 2,317,983 votes and 3,115,927 Ordinary Shares that are entitled to 26,184,125 votes. The voting power of the shares totals 31.5% based on 90,661,553 outstanding votes as of March 19, 2026.
- Bernhard Gentner: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); member of a group; source of funds: other (OO); sole voting power 6,390,255; shared voting power 28,502,108; sole dispositive power 692,871; shared dispositive power 5,433,910; aggregate amount beneficially owned 5,433,910 (23% of the class)
  Comment: Bernhard Gentner ("Gentner") owns 692,871 Ordinary Shares, entitling him to 6,390,255 votes, over which he has sole voting and dispositive power. Together with the other Reporting Persons, Gentner has shared voting power equal to 28,502,108 votes based on a total of 2,317,983 American Depository Shares that are entitled to 2,317,983 votes and 3,115,927 Ordinary Shares that that are entitled to 26,184,125 votes. The voting power of the shares totals 31.5% based on 90,661,553 outstanding votes as of March 19, 2026.
- Globe 2017 S.r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Italy (L6); member of a group; source of funds: other (OO); sole voting power 2,744,888; shared voting power 28,502,108; sole dispositive power 413,629; shared dispositive power 5,433,910; aggregate amount beneficially owned 5,433,910 (23% of the class)
  Comment: Globe 2017 S.r.l. ("Globe 2017") owns 413,629 Ordinary Shares, entitling it to 2,744,888 votes, over which it has sole voting and dispositive power. Together with the other Reporting Persons, Globe 2017 has shared voting power equal to 28,502,108 votes based on a total of 2,317,983 American Depository Shares that are entitled to 2,317,983 votes and 3,115,927 Ordinary Shares that are entitled to 26,184,125 votes. The voting power of the shares totals 31.5% based on 90,661,553 outstanding votes as of March 19, 2026.
- Ferragamo Finanziaria S.p.A.: type of reporting person: corporation (CO); citizenship or place of organization: Italy (L6); member of a group; source of funds: other (OO); sole voting power 2,303,924; shared voting power 28,502,108; sole dispositive power 320,467; shared dispositive power 5,433,910; aggregate amount beneficially owned 5,433,910 (23% of the class)
  Comment: Ferragamo Finanziaria S.p.A. ("Ferragamo Finanziaria") owns 320,467 Ordinary Shares, entitling it to 2,303,924 votes, over which it has sole voting and dispositive power. Together with the other Reporting Persons, Ferragamo Finanziaria has shared voting power equal to 28,502,108 votes based on a total of 2,317,983 American Depository Shares that are entitled to 2,317,983 votes and 3,115,927 Ordinary Shares that are entitled to 26,184,125 votes. The voting power of the shares totals 31.5% based on 90,661,553 outstanding votes as of March 19, 2026.
- Gaudenzio Roveda: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); member of a group; source of funds: other (OO); sole voting power 2,634,312; shared voting power 28,502,108; sole dispositive power 975,736; shared dispositive power 5,433,910; aggregate amount beneficially owned 5,433,910 (23% of the class)
  Comment: Gaudenzio Roveda ("Roveda") owns 690,000 American Depository Shares, entitling him to 690,000 votes, and 285,736 Ordinary Shares, entitling him to 1,944,312 votes, over which he has sole voting and dispositive power. Together with the other Reporting Persons, Roveda has shared voting power equal to 28,502,108 votes based on a total of 2,317,983 American Depository Shares that are entitled to 2,317,983 votes and 3,115,927 Ordinary Shares that are entitled to 26,184,125 votes. The voting power of the shares totals 31.5% based on 90,661,553 outstanding votes as of March 19, 2026.
- Fidim S.p.A.: type of reporting person: corporation (CO); citizenship or place of organization: Italy (L6); member of a group; source of funds: other (OO); sole voting power 899,711; shared voting power 28,502,108; sole dispositive power 899,711; shared dispositive power 5,433,910; aggregate amount beneficially owned 5,433,910 (23% of the class)
  Comment: Fidim S.p.A. ("Fidim") owns 899,711 American Depository Shares, entitling it to 899,711 votes, over which it has sole voting and dispositive power. Together with the other Reporting Persons, Fidim has shared voting power equal to 28,502,108 votes based on a total of 2,317,983 American Depository Shares that are entitled to 2,317,983 votes and 3,115,927 Ordinary Shares that are entitled to 26,184,125 votes. The voting power of the shares totals 31.5% based on 90,661,553 outstanding votes as of March 19, 2026.
- Fin Posillipo S.p.A.: type of reporting person: corporation (CO); citizenship or place of organization: Italy (L6); member of a group; source of funds: other (OO); sole voting power 440,000; shared voting power 28,502,108; sole dispositive power 440,000; shared dispositive power 5,433,910; aggregate amount beneficially owned 5,433,910 (23% of the class)
  Comment: Fin Posillipo S.p.A. ("Posillipo") owns 440,000 American Depository Shares, entitling it to 440,000 votes, over which it has sole voting and dispositive power. Together with the other Reporting Persons, Posillipo has shared voting power equal to 28,502,108 votes based on a total of 2,317,983 American Depository Shares that are entitled to 2,317,983 votes and 3,115,927 Ordinary Shares that are entitled to 26,184,125 votes. The voting power of the shares totals 31.5% based on 90,661,553 outstanding votes as of March 19, 2026.
- BF & F S.r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Italy (L6); member of a group; source of funds: other (OO); sole voting power 219,957; shared voting power 28,502,108; sole dispositive power 219,957; shared dispositive power 5,433,910; aggregate amount beneficially owned 5,433,910 (23% of the class)
  Comment: BF & F S.r.l. ("BF & F") owns 219,957 American Depository Shares, entitling it to 219,957 votes, over which it has sole voting and dispositive power. Together with the other Reporting Persons, BF & F has shared voting power equal to 28,502,108 votes based on a total of 2,317,983 American Depository Shares that are entitled to 2,317,983 votes and 3,115,927 Ordinary Shares that are entitled to 26,184,125 votes. The voting power of the shares totals 31.5% based on 90,661,553 outstanding votes as of March 19, 2026.
- Vyoda S.r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Italy (L6); member of a group; source of funds: other (OO); sole voting power 34,158; shared voting power 28,502,108; sole dispositive power 34,158; shared dispositive power 5,433,910; aggregate amount beneficially owned 5,433,910 (23% of the class)
  Comment: Vyoda S.r.l. ("Vyoda") owns 34,158 American Depository Shares, entitling it to 34,158 votes, over which it has sole voting and dispositive power. Together with the other Reporting Persons, Vyoda has shared voting power equal to 28,502,108 votes based on a total of 2,317,983 American Depository Shares that are entitled to 2,317,983 votes and 3,115,927 Ordinary Shares that are entitled to 26,184,125 votes. The voting power of the shares totals 31.5% based on 90,661,553 outstanding votes as of March 19, 2026.
- Vittorio Avogadro di Collobiano: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); member of a group; source of funds: other (OO); sole voting power 34,157; shared voting power 28,502,108; sole dispositive power 34,157; shared dispositive power 5,433,910; aggregate amount beneficially owned 5,433,910 (23% of the class)
  Comment: Vittorio Avogadro di Collobiano ("Collobiano") owns 34,157 American Depository Shares, entitling him to 34,157 votes, over which he has sole voting and dispositive power. Together with the other Reporting Persons, Collobiano has shared voting power equal to 28,502,108 votes based on a total of 2,317,983 American Depository Shares that are entitled to 2,317,983 votes and 3,115,927 Ordinary Shares that are entitled to 26,184,125 votes. The voting power of the shares totals 31.5% based on 90,661,553 outstanding votes as of March 19, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares and American Depository Shares
Name of issuer: Genenta Science S.p.A.
Address of issuer's principal executive offices: Via dell'Annunciata 31, Milan, Italy (L6), 20121

## Item 2. Identity and Background
Name of person filing:
This Statement is being jointly filed by the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (i) Marco Nuzzo ("Lead Filer"), a citizen of Italy, (ii) Luigi Naldini, a citizen of Italy, (iii) Bernhard Gentner, a citizen of Germany, (iv) Globe 2017 S.r.l., a company registered in Italy (v) Ferragamo Finanziaria S.p.A., a company registered in Italy, (vi) Gaudenzio Roveda, a citizen of Italy, (vii) Fidim S.p.A, a company registered in Italy, (viii) Fin Posillipo S.p.A., a company registered in Italy, (ix) BF & F S.r.l., a company registered in Italy, (x) Vyoda S.r.l., a company registered in Italy, and (xi) Vittorio Avogadro di Collobiano, a citizen of Italy. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 99.1.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Residence or business address: The residence address of the Lead Filer is 34 Cathcart Road, SW10_9NN, London, England.
Present principal occupation or employment:
The principal occupation or employment of Naldini is a professor at Vita Salute San Raffaele University, with a principal business address of via Olgettina 58 Milano Italy. The principal occupation or employment of Gentner is a medical doctor, with a principle business address of Avenue de la Dole 9, 1005 Lausanne (Vaud), Switzerland. The principal occupation or employment of Roveda is a self-employed chartered accountant with a principal business address of Via Roma, 5-26017, 26017 Pieranica (CR) Italy. The principal occupation or employment of Nuzzo is as the sole director of GI Globinvestment Ltd, with a principal business address of 34 Cathcart Road, SW10 9NN, London England. The principal occupation or employment of Avogadro di Collobiano is Executive Director of ENI, with a principal business address of Piazza Vanoni 1, 20097 San Donato Milanese, Italy.

The principal occupation or employment of GLOBE 2017 S.r.l., with a principal business address of Lungotevere delle Navi 19, 00196 Rome, Italy, FERRAGAMO FINANZIARIA S.p.A., with a principal business address of Via de Tornabuoni 2, 50123 Florence, Italy, FIDIM S.p.A., with a principal business address of Via Valosa di Sopra 9, 20900 Monza, Italy, FIN POSILLIPO S.p.A., with a principal business address of Viale della Liberazione 111, 80125 Napoli, Italy, BF & F S.r.l., with a principal business address of Stradello Marche 6, 43121 Parma, Italy, and VYODA S.r.l., with a principal business address of Corso Italia 22, 20122 Milan, Italy, is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto.
Criminal convictions in the last five years: During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: All of the Reporting Persons are citizens of Italy except Bernhard Gentner, who is a citizen of Germany.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons may be deemed to have formed a 'group' for purposes of Section 13(d)(3) of the Act as a result of entering into a Shareholders' and Joint Filing Agreement dated May 4, 2026, as described in Item 6 herein and attached as Exhibit 99.1. No funds were used by the group to acquire beneficial ownership of the Ordinary Shares or ADS reported herein. The Ordinary Shares and ADS previously owned by the individual Reporting Persons were acquired using their respective working capital / personal funds. To the best of the Reporting Person's knowledge, the total amount of funds used by the individual Reporting Persons to acquire their respective Ordinary Shares and/or ADS was approximately $18.6 million, which represents the equivalent of (euro)15.9 million, incurred at different times, converted at the current exchange rate.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons intend to promote the unity and stability of the Issuer's strategic direction, including monitoring the legality of the Issuer's board of directors' actions, to the extent permitted by Italian law and the Issuer's Articles of Association.

In particular, the Reporting Persons intend to (i) promote the stability of the Issuer's strategic direction within the scope and within the limits of the biotech activities as solely authorized by Article 4 ("Corporate Purpose"), paragraph 1 of the Issuer's Articles of Association in force until October 29, 2025 and to (ii) oppose, to the extent permitted by law and the Articles of Association, the addition of new activities "in all sectors covered by the Italian legislation governing the exercise of special powers (so-called "Golden Power") as in force from time to time" as a result of the resolution adopted by the Issuer's extraordinary shareholders' meeting on the aforementioned date of October 29, 2025.

Such resolution amended Article 4 of the Issuer's Articles of Association by adding a new paragraph 2, containing the aforementioned generic and vague reference to all Golden Power sectors, as in force from time to time. The Reporting Persons deem such reference null and void because of its vagueness and the above mentioned October 29, 2025 extraordinary resolution (together with another previous extraordinary shareholders' meeting resolution adopted on May 2, 2024 and introducing a certain form of selective multiple vote) has already been challenged in Court, on March 18, 2026 by a subset of the Reporting Persons, namely Gaudenzio Roveda, BF & F S.r.l., Vyoda S.r.l. and Fin Posillipo S.p.A. The related proceedings, including a request for an urgent precautionary measure suspending the new corporate purpose, are therefore pending before the Court of Milan.

For the aforementioned purposes, the Reporting Persons intend to regulate certain aspects of the exercise of their corporate rights in the Issuer, i.e. (i) to consult with each other regarding any ordinary or extraordinary shareholders' meeting of the Issuer and (ii) in view of shareholders' meetings convened to renew the corporate bodies, to present a joint slate for the election of the members of the board of directors and the board of statutory auditors.

The Reporting Persons also intend to monitor the legality of the Issuer's board of directors' actions.

The Parties are not seeking to acquire additional Ordinary Shares or ADSs of the Issuer in connection with the purpose described above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

The aggregate number of Ordinary Shares and American Depository Shares ("ADS") and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons are set forth below. References to percentage ownerships of Ordinary Shares and ADS in this Statement are based upon 23,591,020 total shares outstanding as of March 19, 2026 and the voting percentage of the Ordinary Shares and the ADS is based on 90,661,553 outstanding votes as of March 19, 2026. The Reporting Persons may be deemed to beneficially own an aggregate of 5,433,910 Ordinary Shares and ADS, which constitutes approximately 23.0% of the Issuer's outstanding shares and approximately 31.5% of the total voting power, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

Marco Nuzzo beneficially owns 17,079 Ordinary Shares, which represents approximately 0.1% of the outstanding shares, entitling him to 17,079 votes, which represent less than 0.1% of the total voting power, calculated in accordance with the requirements of Rule 13d-3 under the Act.

Luigi Naldini beneficially owns 1,386,145 Ordinary Shares, which represents approximately 5.9% of the outstanding shares, entitling him to 12,783,667 votes, which represents 14.1% of the total voting power, calculated in accordance with the requirements of Rule 13d-3 under the Act.

Bernhard Gentner beneficially owns 692,871 Ordinary Shares, which represents approximately 2.9% of the outstanding shares, entitling him to 6,390,255 votes, which represents 7.0% of the total voting power, calculated in accordance with the requirements of Rule 13d-3 under the Act.

Globe 2017 S.r.l. beneficially owns 413,629 Ordinary Shares, which represents approximately 1.8% of the outstanding shares, entitling it to 2,744,888 votes, which represents 3.0% of the total voting power, calculated in accordance with the requirements of Rule 13d-3 under the Act.

Ferragamo Finanziaria S.p.A beneficially owns 320,467 Ordinary Shares, which represents approximately 1.4% of the outstanding shares, entitling it to 2,303,924 votes, which represents 2.5% of the total voting power, calculated in accordance with the requirements of Rule 13d-3 under the Act.

Gaudenzio Roveda beneficially owns 285,736 Ordinary Shares and 690,000 ADS, which represents approximately 4.1% of the outstanding shares, entiling him to 2,634,312 votes, which represents 2.9% of the total voting power, calculated in accordance with the requirements of Rule 13d-3 under the Act.

Fidim S.p.A. beneficially owns 899,711 ADS, which represents approximately 3.8% of the outstanding shares, entitling it to 899,711 votes, which represents 1.0% of the total voting power, calculated in accordance with the requirements of Rule 13d-3 under the Act.

Fin Posillipo beneficially owns 440,000 ADS, which represents approximately 1.9% of the outstanding shares, entitling him to 440,000 votes, which represents and 0.5% of the total voting power, calculated in accordance with the requirements of Rule 13d-3 under the Act.

BF & F S.r.l. beneficially owns 219,957 ADS, which represents approximately 0.9% of the outstanding shares, entitling it to 219,957 votes, which represents 0.2% of the total voting power, calculated in accordance with the requirements of Rule 13d-3 under the Act.

Vyoda S.r.l. beneficially owns 34,158 ADS, which represents approximately 0.1% of the outstanding shares, entitling it to 34,158 votes, which represents less than 0.1% of the total voting power, calculated in accordance with the requirements of Rule 13d-3 under the Act.

Vittorio Avogadro di Collobiano beneficially owns 34,157 ADS, which represents approximately 0.1% of the outstanding shares, entitling him to 34,157 votes, which represents less than 0.1% of the total voting power, calculated in accordance with the requirements of Rule 13d-3 under the Act.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of Ordinary Shares and ADS as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Ordinary Shares and/or the ADS during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from,or the proceeds from the sale of, the Ordinary Shares or the ADS beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons entered into a Shareholders' Agreement and Joint Filing Agreement dated May 4, 2026 and attached to this Statement as Exhibit 99.1, in which the Reporting Persons agree to consult with each other regarding voting on Issuer matters at shareholders' meeting (Article 2.1), and agree to the presentation of a joint slate for the election of the Issuer's corporate bodies (Article 2.2), and agree to file a joint Schedule13D (Article 5), subject to Italian law (Article 6) and with a five (5) year duration (Article 3).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exh 99.1 Shareholders' and Joint Filing Agreement dated as of May 4, 2026 by and among Nuzzo, Naldini, Gentner, Globe 2017, Finanziaria, Roveda, Fidim, Fin Posillipo, BF & F, Vyoda, and Avogadro di Collobiano.

## Signatures
- Marco Nuzzo: /s/ Marco Nuzzo, Marco Nuzzo, an individual (05/05/2026)
- Luigi Naldini: /s/ Luigi Naldini, Luigi Naldini, an individual (05/05/2026)
- Bernhard Gentner: /s/ Bernhard Gentner, Bernhard Gentner, an individual (05/05/2026)
- Globe 2017 S.r.l.: /s/ Marco Nuzzo, Marco Nuzzo, Authorized Signatory (05/05/2026)
- Ferragamo Finanziaria S.p.A.: /s/ Diego di Paterno Castello di San Giuliano, Diego di Paterno Castello di San Giuliano, Authorized Signatory (05/05/2026)
- Gaudenzio Roveda: /s/ Gaudenzio Roveda, Gaudenzio Roveda, an individual (05/05/2026)
- Fidim S.p.A.: /s/ Lucio Rovati, Lucio Rovati, Authorized Signatory (05/05/2026)
- Fin Posillipo S.p.A.: /s/ Raffaele Petrone, Raffaele Petrone, Authorized Signatory (05/05/2026)
- BF & F S.r.l.: /s/ Leonardo Bormioli, Leonardo Bormioli, Authorized Signatory (05/05/2026)
- Vyoda S.r.l.: /s/ Vittorio Avogadro di Collobiano, Vittorio Avogadro di Collobiano, Authorized Signatory (05/05/2026)
- Vittorio Avogadro di Collobiano: /s/ Vittorio Avogadro di Collobiano, Vittorio Avogadro di Collobiano, an individual (05/05/2026)